EXHIBIT (d)(iii)

INCENTIVE STOCK OPTION NOTICE

(a Delaware Corporation)

[Participant]

Re:    SIRONA DENTAL SYSTEMS, INC. Grant of Incentive Stock Options

Dear	:

Sirona Dental Systems, Inc. (the “Company”) is pleased to advise you that, pursuant to the Sirona Dental Systems, Inc. Equity Incentive Plan (the “Plan”), the Company’s Compensation Committee has granted to you an option (the “Option”) to acquire shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), as set forth below (the “Option Shares”), subject to the terms and conditions set forth herein and in the Plan:

Number of Option Shares
Date of Grant
Exercise Price per Option Share
Vesting Dates of Option Shares

Expiration Date of All Option Shares

The Option is intended to be an “incentive stock option” within the meaning of Section 422 of Internal Revenue the Code of 1986. If the Option does not qualify as such for any reason, then to the extent of such non-qualification, the Option shall be regarded as a non-qualified stock option.

The Option is intended to conform in all respects with and is subject to all applicable provisions of, the Plan (which is incorporated herein by reference). Certain capitalized terms used herein are defined in the Plan. Inconsistencies between this Agreement and the Plan shall be resolved in accordance with the terms of the Plan.

This Option is subject to and conditioned upon the approval of the Plan by the Company’s stockholders at the Company’s 2006 Annual Meeting and may not be exercised prior to such approval and will terminate if such approval is not obtained.

1. Option.

(a) Term. Subject to the terms and conditions set forth herein and in the Plan, the Company hereby grants to you (or such other persons as permitted by paragraph 6) an Option to purchase the Option Shares at the exercise price per Option Share set forth above in the introductory paragraph of this letter (the “Exercise Price”), payable upon exercise as set forth in paragraph 1(b) below. The Option shall expire at the close of business on the date set forth above in the introductory paragraph of this letter (the “Expiration Date”), which is the tenth anniversary of the date of grant set forth above in the introductory paragraph of this letter (the “Grant Date”), subject to earlier expiration as provided in paragraph 2(c) below should you cease to be an employee, officer or director of the Company or a Subsidiary. The Exercise Price and the number and kind of shares of Common Stock or other property for which the Option may be exercised shall be subject to adjustment as provided in paragraph 7 below.

(b) Payment of Option Price. Subject to paragraph 2 below, the Option may be exercised in whole or in part upon payment of an amount (the “Option Price”) equal to the product of (i) the Exercise Price and (ii) the number of Option Shares to be acquired. Payment of the Option Price shall be made by one or more of the following means:

(i) in cash (including check, bank draft, money order or wire transfer of immediately available funds);

(ii) by delivery of outstanding shares of Common Stock with a Fair Market Value on the date of exercise equal to the Option Price;

(iii) by simultaneous sale through a broker reasonably acceptable to the Committee of Option Shares acquired on exercise, as permitted under Regulation T of the Federal Reserve Board;

(iv) by authorizing the Company to withhold from issuance a number of Option Shares issuable upon exercise of the Option which, when multiplied by the Fair Market Value of a share of Common Stock on the date of exercise, is equal to the Option Price; or

(v) by any combination of the foregoing.

2. Exercisability/Vesting and Expiration.

(a) Normal Vesting. The Option granted hereunder may be exercised only to the extent it has become vested. The Option shall vest in increments of 25% commencing on the first anniversary of the Grant Date and shall become fully vested on the fourth anniversary of the Grant Date, as indicated by the Vesting Dates of Option Shares set forth in the introductory paragraph of this letter.

(b) Normal Expiration. In no event shall any part of the Option be exercisable after the Expiration Date.

(c) Effect on Vesting and Expiration of Employment Termination. Notwithstanding paragraphs 2(a) and (b) above, the following special vesting and expiration rules shall apply if your employment or service with the Company terminates prior to the Option becoming fully vested and/or prior to the Expiration Date:

(i) Death or Disability. If you die or become subject to a Disability while an employee, officer or director of, or otherwise performing services for, the Company or a Subsidiary, then the Option shall expire up to 180 days from the date of your death or Disability, but in no event after the Expiration Date; provided that you do not engage in Competition during such 180-day period unless you receive written consent to do so from the Committee. [Notwithstanding the foregoing, if the Disability giving rise to the termination of employment is not within the meaning of Section 422(e)(3) of the Code or any successor thereto, any portion of the Option not exercised by you within 90 days after the termination of employment will cease to qualify as an “incentive stock option” and will be treated as a “non-qualified stock option” if required to be so treated under the Code.]

(ii) Retirement. If you cease to be an employee, officer or director of, or to perform other services for, the Company or a Subsidiary upon the occurrence of your Retirement, then (A) any portion of the

Option which has not yet vested shall expire and be forfeited immediately upon such Retirement; provided, however, that all of the Option may become fully vested and exercisable in the discretion of the Committee and (B) the portion of the Option that is then vested and exercisable shall expire up to 90 days from the date of your Retirement, but in no event after the Expiration Date; provided that you do not engage in Competition during such 90-day period unless you receive written consent to do so from the Committee. [Notwithstanding the foregoing, any portion of the Option not exercised by you within 90 days after Retirement will cease to qualify as an “incentive stock option” and will be treated as a “non-qualified stock option” if required to be so treated under the Code.]

(iii) Discharge for Cause. If you cease to be an employee, officer or director of, or to perform other services for, the Company or a Subsidiary due to Cause, or if you do not become an employee, officer or director of, or do not begin performing other services for, the Company or a Subsidiary for any reason, then all of the Option shall expire and be forfeited immediately upon such cessation or non-commencement, whether or not then vested and exercisable.

(iv) Other Termination. Unless otherwise determined by the Committee, if you cease to be an employee, officer or director of, or to perform other services for, the Company or a Subsidiary other than by death, Disability, Retirement or discharge for Cause, then (A) any portion of the Option which has not yet vested shall expire and be forfeited immediately upon such termination and (B) the portion of the Option that is then vested and exercisable shall expire up to 90 days from the date of your termination, but in no event after the Expiration Date; provided that you do not engage in Competition during such 90-day period unless you receive written consent to do so from the Committee. [Notwithstanding the foregoing, any portion of the Option not exercised by you within 90 days after termination will cease to qualify as an “incentive stock option” and will be treated as a “non-qualified stock option” if required to be so treated under the Code.]

(d) Change in Control. Unless otherwise determined by the Committee or as would cause any grant or award to be treated as a deferral of compensation pursuant to Code §409A, if there is a Change in Control and you cease to be an employee, officer or director of, or to perform other services for, the Company or a Subsidiary (1) due to termination by the Company without Cause, (2) by reason of your death, disability or Retirement, or (3) of your own voilition for Good Reason, within twelve months thereafter, then (i) the Option shall become vested and fully exercisable as to all the Option Shares upon such termination, and (ii) the Option shall expire up to 180 days from the date of your termination, but in no event after the Expiration Date.

3. Procedure for Exercise. You may exercise all or any portion of the Option, to the extent it has vested and is outstanding, at any time and from time to time prior to the Expiration Date, by contacting Blair Horne at Morgan Stanley at 800-392-0354/212-903-7685. The Option may not be exercised for a fraction of an Option Share.

4. Withholding of Taxes.

(a) Participant Election. Unless otherwise determined by the Committee, you may elect to deliver shares of Common Stock (or have the Company withhold Option Shares acquired upon exercise of the Option) to satisfy, in whole or in part, the amount the Company is required to withhold for taxes in connection with the exercise of the Option. Such election must be made on or before the date the amount of tax to be withheld is determined. Once made, the election shall be irrevocable. The fair market value of the shares to be withheld or delivered will be the Fair Market Value as of the date the amount of tax to be withheld is determined.

(b) Company Requirement. The Company, to the extent permitted or required by law, shall have the right to deduct from any payment of any kind (including salary or bonus) otherwise due to you, an amount equal to any federal, state or local taxes of any kind required by law to be withheld with respect to the delivery of Option Shares under this Agreement.

5. Transferability of Option. Unless the Committee determines otherwise, you may transfer the Option granted hereunder only by will or the laws of descent and distribution or to any of your Family Members by gift or a qualified domestic relations order as defined by the Code. Unless the context requires otherwise, references herein to you are deemed to include any permitted transferee under this paragraph 6. Unless the Committee determines otherwise, the Option may be exercised only by you; by your Family Member if such person has acquired the Option by gift or qualified domestic relations order; by the executor or administrator of the estate of any of the foregoing or any person to whom the Option is transferred by will or the laws of descent and distribution; or by the guardian or representative of any of the foregoing[; provided that Incentive Stock Options may be exercised by any guardian or legal representative only if permitted by the Code and any regulations thereunder].

6. Adjustments. In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of the Company, the Committee shall make such adjustments as it deems appropriate in the number and kind of shares reserved for issuance under the Plan, the number and kind of shares covered by the Option and the Exercise Price specified herein.

7. Amendment or Substitution of Option. The terms of the Option may be amended from time to time by the Committee in its discretion in any manner that it deems appropriate (including, but not limited to, acceleration of the date of exercise of the Option); provided that, except as otherwise provided in paragraph 6 above, no such amendment shall adversely affect in a material manner any of your rights under the award without your written consent, and provided further that the Committee shall not reduce the exercise price of the Option without approval of the stockholders of the Company.

8. You shall not transfer any Option Shares or other securities of the Company during the 7-day period before and the 180-day period after (or such longer period as may be requested in writing by any representative of the underwriters for such offering and agreed to in writing by the Company) (the “Market Standoff Period”) the effective date of a registration statement of the Company filed under the Securities Act of 1933, as amended. The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

Very truly yours,

SIRONA DENTAL SYSTEMS, INC.

By:
Name:
Title:

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